  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727107 (for American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

Eric Chan

CITIC Capital Holdings Limited

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727107	Page 2 of 16

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HARVEST OCEAN (CAYMAN) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,050,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,050,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 70,726,025 ordinary shares outstanding as of September 30, 2016 as reported on Form 6-K of the Issuer, filed on November 9, 2016.

CUSIP No. 091727107	Page 3 of 16

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCP III GP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,050,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,050,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 70,726,025 ordinary shares outstanding as of September 30, 2016 as reported on Form 6-K of the Issuer, filed on November 9, 2016.

CUSIP No. 091727107	Page 4 of 16

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCIP III GP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,050,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,050,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 70,726,025 ordinary shares outstanding as of September 30, 2016 as reported on Form 6-K of the Issuer, filed on November 9, 2016.

CUSIP No. 091727107	Page 5 of 16

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,050,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,050,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 70,726,025 ordinary shares outstanding as of September 30, 2016 as reported on Form 6-K of the Issuer, filed on November 9, 2016.

CUSIP No. 091727107	Page 6 of 16

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,050,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,050,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 70,726,025 ordinary shares outstanding as of September 30, 2016 as reported on Form 6-K of the Issuer, filed on November 9, 2016.

CUSIP No. 091727107	Page 7 of 16

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL MB INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 091727107	Page 8 of 16

Explanatory Note:

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed jointly by (i) Harvest Ocean (Cayman) Limited, a company organized under the laws of the Cayman Islands (“Harvest Ocean”), (ii) CCP III GP Ltd., a company organized under the laws of the Cayman Islands (“CCP III GP”), (iii) CCIP III GP Ltd., a company organized under the laws of the Cayman Islands (“CCIP III GP”), (iv) CITIC Capital Partners Limited, a company organized under the laws of the Cayman Islands (“CCPL”), (v) CITIC Capital Holdings Limited, a company organized under the laws of Hong Kong (“CCHL”), and (vi) CITIC Capital MB Investment Limited, a company organized under the laws of the Cayman Islands (“CCMB,” together with Harvest Ocean, CCP III GP, CCIP III GP, CCPL and CCHL, the “Reporting Persons”).

This Amendment amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed jointly with the Securities and Exchange Commission (the “SEC”) on June 17, 2016 (the “Original Schedule 13D”) by CCHL and CCMB with respect to the ordinary shares, par value $0.00004 per share (the “Ordinary Shares”), including Ordinary Shares represented by ADSs (each representing one Ordinary Share), of Bitauto Holdings Limited (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

On November 18, 2016, CCHL completed certain internal restructurings of some of its investment holdings, in connection with which, CCMB transferred 5,050,988 ADSs, representing 5,050,988 Ordinary Shares of the Issuer, to Harvest Ocean. As a result of the internal restructuring, CCMB ceased to become a beneficial owner of Ordinary Shares of the Issuer, and, simultaneously, Harvest Ocean, CCP III GP, CCIP III GP and CCPL may be deemed to have acquired beneficial ownership of 5% or more of the outstanding Ordinary Shares of the Issuer.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)       This Statement is being filed jointly by the Reporting Persons. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 2 hereto.

(b)        The address of Harvest Ocean’s registered office is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The address of CCPL’s registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The address of CCP III GP’s registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The address of CCIP III GP’s registered office is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

The address of CCHL’s principal executive office is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

The address of CCMB’s registered office is 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands.

CUSIP No. 091727107	Page 9 of 16

The address of CCP Ltd.’s, a company organized under the laws of the Cayman Islands (“CCP”), registered office is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

The address of CITIC Capital China Partners III, L.P.’s, a Cayman Islands exempted limited partnership (“CCCP III”), registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KYI-9008, Cayman Islands.

The address of CITIC Capital International Partners III, L.P.’s, a Cayman Islands exempted limited partnership (“CCIP III”), registered office is Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KYI-9005, Cayman Islands.

The address of CITIC Capital International Partners III A, L.P.’s, a Cayman Islands exempted limited partnership (“CCIP III A”), registered office is Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KYI-9005, Cayman Islands.

(c) The principal business of Harvest Ocean is investment holdings. CCCP III, CCIP III and CCIP III A are record holders of approximately 80%, 14.4% and 5.6%, respectively, of the issued and outstanding shares of Harvest Ocean.

The principal business of CCCP III, CCIP III and CCIP III A is investment management for the benefit of its limited partners. The principal business of CCP III GP is to serve as the sole general partner of CCCP III. The principal business of CCIP III GP is to serve as the sole general partner of both CCIP III and CCIP III A. CCP III GP and CCIP III GP are both wholly owned subsidiaries of CCP.

The principal business of CCPL and CCP is investment holdings. CCP is a wholly owned subsidiary of CCPL. CCHL owns 51% of the issued and outstanding ordinary shares of CCPL. CCHL is an investment management and advisory company. The principal activity of CCMB is investment holdings.

Schedule A, attached hereto, lists the executive officers and directors of each of the Reporting Persons, and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)       During the past five years, none of the Reporting Persons, CCP, CCCP III, CCIP III, or CCIP III A, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the Reporting Persons, CCP, CCCP III, CCIP III, or CCIP III A, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Harvest Ocean is a corporation organized and existing under the laws of the Cayman Islands. CCPL is a corporation organized and existing under the laws of the Cayman Islands. CCP is a corporation organized and existing under the laws of the Cayman Islands. CCHL is a corporation organized and existing under the laws of Hong Kong. CCCP III is a limited partnership organized and existing under the laws of the Cayman Islands. CCIP III is a limited partnership organized and existing under the laws of the Cayman Islands. CCIP III A is a limited partnership organized and existing under the laws of the Cayman Islands. CCP III GP is a corporation organized and existing under the laws of the Cayman Islands. CCIP III GP is a corporation organized and existing under the laws of the Cayman Islands. CCMB is a corporation organized and existing under the laws of the Cayman Islands

CUSIP No. 091727107	Page 10 of 16

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by the adding the following at the end thereof:

Between November 3 and November 10, 2016, CCMB purchased an additional 277,438 ADSs of the Issuer on the open market for approximately $6,917,555, after which it held a total of 5,050,988 ADSs (the “Shares”) of the Issuer.

The source of the funds used to purchase the 277,438 ADSs is CCMB’s working capital.

CCCP III, CCIP III and CCIP III A made a capital contribution of approximately $127,203,367 in the aggregate to Harvest Ocean, a subsidiary collectively owned by CCCP III, CCIP III and CCIP III A, which amount was paid to CCMB in consideration of the Shares, which CCMB transferred to Harvest Ocean.

The source of the funds used to acquire the Shares is funding from CCCP III, CCIP III and CCIP III A.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

On November 18, 2016, CCMB transferred the Shares, representing all of CCMB’s interests in the Issuer, to Harvest Ocean. Harvest Ocean plans to hold the Shares for investment purposes for the benefit of the limited partners of CCCP III, CCIP III and CCIP III A.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein, or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management members of the Issuer, the board of directors of the Issuer (the “Board”), other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

 Depending upon various factors, including, without limitation, the outcome of the discussions referenced above, the Issuer’s financial position and strategic direction, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, and the price level of the ADSs, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional shares of the Issuer, selling some or all of their Shares of the Issuer, engaging in hedging or similar transactions with respect to the securities relating to the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 091727107	Page 11 of 16

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:(1) (in Ordinary Shares)		Percent of class:(2)	Sole power to vote or direct the vote: (in Ordinary Shares)	Shared power to vote or to direct the vote: (in Ordinary Shares)	Sole power to dispose or to direct the disposition of: (in Ordinary Shares)	Shared power to dispose or to direct the disposition of: (in Ordinary Shares)

Harvest Ocean	5,050,988		7.1%	5,050,988	0	5,050,988	0
CCP III GP	5,050,988	(3)	7.1%	0	5,050,988	0	5,050,988
CCIP III GP	5,050,988	(3)	7.1%	0	5,050,988	0	5,050,988
CCPL	5,050,988	(3)	7.1%	5,050,988	0	5,050,988	0
CCHL	5,050,988	(3)	7.1%	5,050,988	0	5,050,988	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)	Percentage calculated based on the total number of 70,726,025 Ordinary Shares outstanding as of September 30, 2016 as reported on Form 6-K of the Issuer, filed on November 9, 2016.

(3)	Represents 5,050,988 ADSs, representing 5,050,988 Ordinary Shares, beneficially owned by Harvest Ocean.

Each of CCPL and CCHL may be deemed to beneficially own the ADSs or Ordinary Shares beneficially owned by Harvest Ocean, however each such Reporting Person hereby expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, other than set forth above, there are no Ordinary Shares or ADSs which are beneficially owned by any of the persons named in response to Item 2.

(c)       To the best of the Reporting Persons’ knowledge, except with respect to the acquisition of the Shares described in Item 3 above and as set forth in this Item 5, there have been no transactions effected with respect to any Ordinary Shares or ADSs during the past 60 days by any of the persons named in response to Item 2.

CUSIP No. 091727107	Page 12 of 16

(d)       To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e)       On November 18, 2016, CCMB ceased to own any Ordinary Shares or ADSs of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the adding the following at the end thereof:

The information set forth, or incorporated by reference, in Items 3 and 4 is hereby incorporated by this reference in its entirety in this Item 6.

On November 21, 2016, the Reporting Persons entered into an agreement with respect to the joint filing of this Amendment and any additional amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 2 to this Statement and is incorporated by reference herein.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Document

2

Joint Filing Agreement, dated November 21, 2016, by and among Harvest Ocean (Cayman) Limited, CCP III GP Ltd., CCIP III GP Ltd., CITIC Capital Partners Limited, CITIC Capital Holdings Limited and CITIC Capital MB Investment Limited.

CUSIP No. 091727107	Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2016

HARVEST OCEAN (CAYMAN) LIMITED

By:	/s/ Chan Kai Kong Name: Chan Kai Kong Title: Director

CUSIP No. 091727107	Page 14 of 16

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS, CCP III GP, CCIP III GP AND CCHL
Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhang, Yichen	Hong Kong	Chairman, Chief Executive Officer & Director - CCHL, Director – CCMB Director – CCPL, Harvest Ocean	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Matsukawa, Rikizo	Japan	Managing Director – CCHL, Japan Private Equity Director – CCP, CCP III GP, CCIP III GP	10/F, Hirakawacho Mori Tower, 2-16-1 Hirakawacho, Chiyoda-ku, Tokyo 102-0093, Japan
Chew, Boon Lian	Singapore	Senior Managing Director – CCHL, Private Equity Director – CCP III GP	22/F, Raffles City Beijing Office Tower, 1 Dongzhimen South Street, Dongcheng District, Beijing 100007, China
Hui, Vicki Ching Ching	Hong Kong	Managing Director – CCPL Director – CCIP III GP	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Yee Man, Annie	Britain	Chief Operating Officer & Senior Managing Director – CCHL Director – Harvest Ocean	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Chan, Kai Kong	Singapore	Chief Financial Officer & Senior Managing Director - CCHL, Director – CCMB Director – CCPL, CCP, CCCP III GP, Harvest Ocean	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Wang, Fanglu	Hong Kong	Senior Managing Director & Chief Investment Officer – CITIC Kazyna Fund I, Director – CCMB	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Xie, Kelie	Canada	Director (Structured Investment and Finance Group) – CCMB	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Zhang, Haitao	China	President, Head of Asset Management & Director – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Al-Hammadi, Ahmed Ali H A	Qatar	Head of Fund Investments – Qatar Investment Authority, Director – CCHL	5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar

CUSIP No. 091727107	Page 15 of 16

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS, CCP III GP, CCIP III GP AND CCHL
Name	Citizenship	Present Principal Occupation or Employment	Business Address

Lai, Jimmy Chi Ming	Hong Kong	General Manager – Tenpay, Director – CCHL	11/F, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, People’s Republic of China
Chen, I-hsuan	Taiwan	Senior Assistant Vice President – Fubon Life Insurance Co., Ltd., Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.
Mitchell, James Gordon	Britain	Chief Strategy Officer & Senior Executive Vice President – Tencent Holdings Limited, Director – CCHL	29F, Three Pacific Place, Wanchai, Hong Kong
Kwok, Man Leung	Hong Kong	Executive Vice President – CITIC Ltd., Director – CCHL	32/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Lin, Mike Yun-Ku	Taiwan	President – Fubon Financial Holding Venture Capital Corp., Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.
Al-Sowaidi Mohammed, Saif SS	Qatar	Head (New York) – Qatar Investment Authority, Director – CCHL	5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar
Zhang, Youjun	China	Chairman & Director – CITIC Securities Co., Ltd., Director – CCHL	CITIC Securities Tower, No.48 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China

Qian, Guorong	China	President – CITIC Capital Equity Investment (Tianjin)	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Cheung, Miu	Australia	Senior Managing Director & Head of Structured Investment & Finance – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Ching, Stanley	Hong Kong	Senior Managing Director & Head of Real Estate – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Zeng, Jeffrey	China	Senior Managing Director & Head of Venture – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Wong, Yong Kai	Singapore	Managing Director & Head of Legal and Compliance – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

CUSIP No. 091727107	Page 16 of 16

EXHIBIT INDEX

2

Joint Filing Agreement, dated November 21, 2016, by and among Harvest Ocean (Cayman) Limited, CCP III GP Ltd., CCIP III GP Ltd., CITIC Capital Partners Limited, CITIC Capital Holdings Limited and CITIC Capital MB Investment Limited.